Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

July 10, 2025

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.
Pre-Effective Amendment No. 3 to Registration Statement on Form N-2
File Nos. 811-23802; 333-278734

Dear Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the legal comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 13, 2025, regarding Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on EDGAR on May 20, 2025. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Concurrent with the filing of this response letter, we have filed Pre-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (the “Amended Registration Statement”), including the Prospectus contained therein.

LEGAL COMMENTS

1.	Please confirm that all correspondence related to the review of this registration statement has been uploaded as correspondence to EDGAR.

Response: The Company acknowledges the Staff’s comment and confirms that all correspondence related to the review of the Registration Statement has been uploaded as correspondence to EDGAR.

2.	We refer to the disclosure on the prospectus cover page that states, “We intend to invest in a portfolio of what we believe to be 100 of the top venture-backed private technology companies.” Please consider whether it would be more accurate to state that you intend to invest in and gain exposure to 100 of the top venture-backed private technology companies.

Response: The Company advises the Staff that it has revised the disclosure included in the Registration Statement in all appropriate locations to state that the Company intends to invest in and gain exposure to what the Company believes to be 100 of the top venture-backed private technology companies.

Karen Rossotto, Senior Counsel July 10, 2025 Page 2

3.	We note that the 80% policy included in the Prospectus differs slightly from the 80% policy included in the annual report on Form N-CSR. Please consider whether the additional language in the annual report on Form N-CSR that includes indirect investments through SPVs is more accurate.

Response: The Company advises the Staff that it has revised the 80% policy disclosure included in the Registration Statement to conform with the 80% policy disclosure included in the Company’s annual report on Form N-CSR for the fiscal year ended December 31, 2024.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP Sohail Prasad, Destiny Tech100 Inc.